02032551

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

SEC RECEIVED APR 2 5 2002 WASH. D.C.

Credit Suisse First Boston Mortgage Securities Corp.
Exact Name of Registrant as Specified in Charter

0000802106
Registrant CIK Number

Form 8-K, for April 22, 2002 Series 2002-S12

333-77054

Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

SEC File Number, if available

Name of Person Filing the Document (If Other than the Registrant)

PROCESSED
MAY 0 7 2002
THOMSON FINANCIAL P

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CREDIT SUISSE FIRST BOSTON
MORTGAGE SECURITIES CORP.

By: Kari S. Roberts

Name:

Title: Kari Roberts
Vice President
Credit Suisse First Boston Mortgage Securities Corp.

Dated: April 24, 2002

DERIVED INFORMATION [04/11/02]

[451,000,200] Bonds Offered (Approximate)

CSFB Trust Series 2002-S12

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

The JP Morgan Chase Bank
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

CSFB ABS TRUST 2002-S12

[450,000,200] (Approximate)

Mortgage Pass-Through Certificates, Series 2002-S12

Pricing Information

Offered Certificates (1):

Class	Approximate Certificate Balance ($)	Bond Type	Coupon (2)	WAL (Years)	Proposed Ratings (S&P/Moody's)
A-1 (5)	[180,000,000]	Senior/Fixed	[]%	[3.09]	AAA/Aaa
A-2 (5)	[180,000,000]	Senior/Adj	LIBOR + []%	[3.09]	AAA/Aaa
A-R (4)	[100]	Senior/Residual	Net WAC	N/A	AAA/N/A
M-1	[39,000,000]	Mezzanine/Adj	LIBOR + []%	[6.56]	AA/Aa2
M-2	[37,000,000]	Mezzanine/Adj	LIBOR + []%	[6.56]	A/A2
B	[15,000,000]	Subordinate/Adj	LIBOR + []%	[6.56]	BBB/Baa
Total	[451,000,100]				

Non-Offered Certificates:

Class	Approximate Certificate Balance ($)	Bond Type	Coupon	WAL (Years)	Proposed Ratings (S&P/Moody's)
X-1	[0]	Subordinate	Variable	N/A	N/A
X-2	[0]	Charged Off Loans	0.00%	N/A	N/A
P (3)	[100]	Subordinate	Net WAC	N/A	N/A

(1) The collateral ramp assumes [6%] CPR increasing to [20%] CPR in month [12]. Bonds are priced to call. Initial class balances will be +/- 10% of that indicated.
(2) A Net Funds Cap caps the coupons on the offered Certificates.
(3) Receives the prepayment penalties collected on the mortgage loans.
(4) Non-economic residual with the tax liabilities of the REMIC.
(5) It is expected that Financial Security Assurance Inc. will wrap a portion of the seniors.

SUMMARY TERMS

Underwriters:	Credit Suisse First Boston Corporation
Depositor:	Credit Suisse First Boston Mortgage Securities Corporation
Servicers:	Wilshire Credit Corporation, Ocwen Federal Bank FSB
Trustee:	The JP Morgan Chase Bank
Cut-off Date:	[April 1, 2002] for the initial Mortgage Loans.
Deal Settlement:	On or about [April 25, 2002]
Investor Settlement:	On or about [April 26, 2002]
Distribution Dates:	25th day of each month (or the next succeeding business day), beginning in May 2002
Accrual Periods:	With regard to the Offered Certificates, except the Class A-R and Class A-1 (i) for any Distribution Date, other than the Distribution Date in May 2002, the period commencing on the Distribution Date in the month immediately preceding the month in which such Distribution Date occurs through the day before such Distribution Date and (ii) for the Distribution Date in May 2002, the period commencing on the Deal Settlement Date through May 24, 2002. With regard to the Class A-R and Class A-1 Certificates, the calendar month immediately preceding the month in which such Distribution date occurs.
Delay Days:	[24 days with respect to the Class A-R and Class A-1 Certificates and 0 days with respect to the other Certificates.]
Pricing Prepayment Speed:	100% of the prepayment assumption (the "PPC") describes prepayments starting at [6%] CPR in month 1, increasing by approximately [1.27%] CPR per month to [20%] CPR in month 12, and remaining at [20%] CPR thereafter.
Certificate Ratings:	S&P and Moody's rate the Class A-1, Class A-2, Class M-1, Class M-2, Class B, and Class A-R Certificates as follows: Class A-1: AAA/Aaa Class A-2: AAA/Aaa Class M-1: AA/Aa2 Class M-2: A/A2 Class B: BBB/Baa Class A-R: AAA/N/A
Prefunding Amount:	[TBD]
Capitalized Interest Account	[TBD]
Offered Certificates:	The Class A-1, Class A-2, Class A-R, Class M-1, Class M-2, and Class B Certificates
ERISA Eligibility:	Subject to the considerations and conditions described in the Prospectus and Prospectus Supplement. It is expected that the Class A-1, Class A-2, Class M-1, Class M-2, and Class B Certificates may be purchased by employee benefit plans that are subject to ERISA

SMMEA Treatment:	The Certificates ***will not*** constitute "mortgage related securities" for purposes of SMMEA.
Origination Disclosure Practices:	Some of the mortgage loans are subject to special rules, disclosure requirements and other regulatory provisions because they are high cost loans. Purchasers or assignees of these high cost loans, including the trust, could be exposed to all claims and defenses that the mortgagors could assert against the originators of the mortgage loans. Remedies available to a mortgagor include monetary penalties, as well as rescission rights if the appropriate disclosures were not given as required or if other violations occurred.
Taxation:	REMIC.
Optional Termination:	[10%] optional clean-up call.
Maximum Pool Balance:	The aggregate of the initial principal balance of the Mortgage Loans plus the Prefunding Amount.
Coupon Step-up:	If the optional clean-up call is not exercised, the pass-through rate on the Offered Certificates will be increased by (1) the lesser of (a) 50 basis points and (b) the initial pass-through margin with respect to the Class A-2 Certificates; and (2) by the lesser of (x) 50 basis points and (y) half the initial pass through margin with respect to the Class M-1, Class M-2, and Class B Certificates; and (3) by 50 basis points with respect to the Class A-1 Certificates.
Pass-through Rate:	For the Offered Certificates other than the Class A-R and the Class A-1 the lesser of (i) One-Month LIBOR plus the applicable margin, (ii) the Maximum Interest Rate, and (iii) the Net Funds Cap. For the Class A-1 Certificates, the lesser of [%] and the Net Funds Cap. For the Class A-R Certificates, the Net Funds Cap.
Net Funds Cap:	With respect to each Distribution Date, a fraction, expressed as a percentage, obtained by dividing (x) the amount of interest which accrued on the Mortgage Loans minus the sum of: (i) the servicing fee, (ii) the trustee fee amount, (iii) the loss mitigation advisor fee, and (iv) the premium due for the certificate guaranty insurance policy, if any, by (y) the product of (i) the aggregate collateral balance of the Mortgage Loans as of the immediately preceding Distribution Date and (ii) 1/12.
Basis Risk Carry Forward Amount:	If on any Distribution Date, the Pass-Through Rate for a Class of Offered Certificates, except the Class A-1, is based on the Net Funds Cap, the excess of (i) the amount of interest such Class would have been entitled to receive on such Distribution Date had the applicable Pass-Through Rate not been subject to the Net Funds Cap, up to the Maximum Interest Rate, over (ii) the amount of interest such Class of Certificates received on such Distribution Date based on the Net Funds Cap, together with the unpaid portion of any such excess from prior Distribution Dates (and accrued interest thereon at the then applicable Pass-Through Rate, without giving effect to the Net Funds Cap) is the "Basis Risk Carry Forward Amount" on such Class of Certificates. The ratings on each Class of Certificates do not address the likelihood of the payment of any Basis Risk Carry Forward Amount.
Maximum Interest Rate:	A rate equal to (i) the weighted average of the mortgage rates less (ii) the servicing fee, the trustee fee and credit risk manager fee
Principal and Interest Advancing:	Each servicer will be obligated to make cash advances with respect to delinquent payments of principal and interest on the mortgage loans to the extent deemed recoverable (as described in the Prospectus Supplement).
Accrued Certificate Interest:	For each Class of Offered Certificates, on any Distribution Date, shall equal the amount of interest accrued during the related Interest Accrual Period on the related Class Certificate Balance.
Interest Carry Forward Amount:	For each Class of Offered Certificates, on any Distribution Date, shall equal the sum of (i) the excess of (x) the Accrued Certificate Interest for such Class with respect to prior Distribution Dates (excluding any Basis Risk Carry Forward Amount with respect to such Class), plus any unpaid Interest Carry Forward Amount from the prior Distribution Date, over (y) the amount actually distributed to such Class with respect to

interest on such prior Distribution Dates and (ii) interest on such excess at the Pass-Through for such Class.

Credit Enhancement:

1. Excess cashflow
2. Overcollateralization.
3. Subordination (see table below).

Class	Expected Initial Credit Enhancement*	Expected Initial Target Credit Enhancement*	Expected Final Target Credit Enhancement**
A-1, A-2,	[20.50]%	[24.25]%	[48.50]%
M-1	[11.50]%	[15.25]%	[30.50]%
M-2	[3.50]%	[7.25]%	[14.50]%
B	[0.00]%	[3.75]%	[7.50]%

* Prior to stepdown date, based on Maximum Pool Balance.

** On or after stepdown date, based on current pool balance.

Overcollateralization:

1. Before the Stepdown Date, the required overcollateralization amount is initially [3.75]% of the Maximum Pool Balance.
2. On and after the Stepdown Date, the required overcollateralization amount is [7.50]% of the outstanding pool balance (subject to a Trigger Event).
3. The required overcollateralization amount is subject to a floor of [0.50]% of the Maximum Pool Balance.
4. On any Distribution Date on or after the Stepdown Date, if a Trigger Event occurs or is continuing, the required overcollateralization amount will be equal to the required overcollateralization amount in effect for the Distribution Date immediately preceding such Distribution Date.

Senior Enhancement Percentage:

With respect to any Distribution Date, the percentage obtained by dividing (x) the sum of (i) the aggregate Class Certificate Balance of the Class M-1, Class M-2 and Class B Certificates and (ii) the overcollateralization amount, in each case after giving effect to payments on such Distribution Date, by (y) the aggregate principal balance of the Mortgage Loans as of the last day of the related remittance period.

Stepdown Date:

The later to occur of (i) the Distribution Date in [May] 2005 and (ii) the first Distribution Date on which the Senior Enhancement Percentage is greater than or equal to [48.50]%.

Trigger Event:

A Trigger Event will be in effect for any distribution date if (a) the Delinquency Rates for each of the three (or one and two, in the case of the first and second distribution dates, respectively) immediately preceding months equals or exceeds [TBD] of the Senior Enhancement Percentage for such distribution date or (b) the cumulative realized losses on the mortgage loans exceed the percentage of the Maximum Pool Balance for that distribution date as specified below:

Distribution Date	Percentage of Maximum Pool Balance
May 2002 – Apr. 2005	N/A
May 2005 – Apr. 2005	[TBD]
May 2006 – Apr. 2006	[TBD]
May 2007 – Apr. 2007	[TBD]
May 2008 – Apr. 2008	[TBD]
May 2009 and thereafter	[TBD]

Registration:

The Offered Certificates, other than the Class A-R Certificates, will be available in book-entry form through DTC, Clearstream, Luxembourg and Euroclear.

Source for Calculation of One-Month LIBOR:

Telerate Page 3750.

Distributions to Certificate

holders:

I. The Interest Remittance Amount of each loan group will be distributed on each Distribution Date as follows:

1. To FSA, any premium due for the certificate guaranty insurance policy;
2. Concurrently, to the Class A-1, Class A-2, Class A-R and Class P Certificates, Accrued Certificate Interest and any Interest Carry Forward Amounts for such Classes, *pro rata*;
3. To FSA, any reimbursement for amounts paid under the certificate guaranty insurance policy, together with interest thereon at the rate set forth in the pooling and servicing agreement;
4. To the Class M-1 Certificates, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class;
5. To the Class M-2 Certificates, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class;
6. To the Class B Certificates, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class;
7. For application as part of monthly excess cash flow.

II. Collections of principal before the Stepdown Date, or during a Trigger Event, will be allocated in the following priority:

1. Commencing on the distribution date in August 2007 or thereafter, to the Class P Certificates until the Class Certificate Balance of such class has been reduced to zero.
2. First to the Class A-R, until the Class Certificate Balance thereof has been reduced to zero, and then concurrently to the Class A-1 and Class A-2 Certificates until the Class Certificate Balance of each such class has been reduced to zero.
3. To FSA, any reimbursement for amounts paid under the certificate guaranty insurance policy, together with interest thereon at the rate set forth in the pooling and servicing agreement;
4. Sequentially, to the Class M-1, Class M-2, and Class B Certificates, in that order, until the respective Class Certificate Balances are reduced to zero; and
5. For application as part of monthly excess cash flow.

III. Collections of principal on and after the Stepdown Date (assuming no Trigger Event is in effect) will be allocated in the following priority:

1. Commencing on the distribution date in August 2007 or thereafter, to the Class P Certificates until the Class Certificate Balance of such class has been reduced to zero.
2. Concurrently, to the Class A-1 and Class A-2 Certificates, in accordance with the Target Credit Enhancement percentages;
3. To FSA, any reimbursement for amounts paid under the certificate guaranty insurance policy, together with interest thereon at the rate set forth in the pooling and servicing agreement;
4. Sequentially, to the Class M-1, Class M-2, and Class B Certificates, in that order, in accordance with the Target Credit Enhancement percentages for each class; and
5. For application as part of each month's excess cash flow.

IV. Any amount remaining after distributions in clauses I, II and III above shall be distributed to the certificates in the following order of priority:

1. For the first Distribution Date, [100]% of the excess interest defined here in IV will be released to the Class X-1 Certificates.
2. a) Prior to the Stepdown Date or if a Trigger Event has occurred or is continuing, until the required overcollateralization amount is reached, according to clause II above; or
   b) On or after the Stepdown Date, provided no Trigger Event is in effect, until the required overcollateralization amount is reached, according to clause III above;
3. To the Class M-1 Certificates, any unpaid realized loss amounts for such Class;
4. To the Class M-2 Certificates, any unpaid realized loss amounts for such Class;

5. To the Class B Certificates, any unpaid realized loss amounts for such Class;
6. To the Class A-2 Certificates, any Basis Risk Carry Forward Amounts, for such Class;
7. To the Class M-1 Certificates, any Basis Risk Carry Forward Amounts for such Class;
8. To the Class M-2 Certificates, any Basis Risk Carry Forward Amounts for such Class;
9. To the Class B Certificates, any Basis Risk Carry Forward Amounts for such Class;
10. To the Basis Risk Reserve Fund, any amounts required to be paid thereto;
11. To the Class X-1 Certificates, the amount distributable thereon pursuant to the pooling and servicing agreement;

To Call

Class A-1, A-2	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	5.50	4.06	3.09	2.45	1.95	1.21
First Pay (Years)	0.08	0.08	0.08	0.08	0.08	0.08
Last Pay (Years)	14.67	13.00	9.92	7.92	6.50	2.92

Class M-1	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	11.37	8.65	6.56	5.32	4.78	4.42
First Pay (Years)	6.17	4.25	3.17	3.25	3.58	2.92
Last Pay (Years)	14.67	13.00	9.92	7.92	6.50	4.67

Class M-2	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	11.37	8.65	6.56	5.28	4.55	4.07
First Pay (Years)	6.17	4.25	3.17	3.17	3.25	3.50
Last Pay (Years)	14.67	13.00	9.92	7.92	6.50	4.67

Class B	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	11.37	8.65	6.56	5.26	4.47	3.72
First Pay (Years)	6.17	4.25	3.17	3.08	3.17	3.25
Last Pay (Years)	14.67	13.00	9.92	7.92	6.50	4.67

To Maturity

Class A-1, A-2	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	5.56	4.17	3.27	2.63	2.11	1.21
First Pay (Years)	0.08	0.08	0.08	0.08	0.08	0.08
Last Pay (Years)	21.33	17.92	14.67	14.67	14.25	2.92

Class M-1	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	11.5	8.93	7.11	5.87	5.23	5.74
First Pay (Years)	6.17	4.25	3.17	3.25	3.58	2.92
Last Pay (Years)	19.17	15.00	14.67	14.67	12.42	10.33

Class M-2	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	11.40	8.93	7.10	5.76	4.95	4.36
First Pay (Years)	6.17	4.25	3.17	3.17	3.25	3.50
Last Pay (Years)	17.08	14.67	14.67	13.58	11.25	8.08

Class B	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	11.37	8.93	6.97	5.59	4.75	3.91
First Pay (Years)	6.17	4.25	3.17	3.08	3.17	3.25
Last Pay (Years)	14.67	14.67	14.08	11.33	9.33	6.67

Net Funds Cap Table

Period	50 PPC	100 PPC	150 PPC	200 PPC
1	11.89%	11.89%	11.89%	11.89%
2	11.89%	11.89%	11.89%	11.89%
3	11.89%	11.89%	11.89%	11.89%
4	11.89%	11.89%	11.89%	11.89%
5	11.89%	11.89%	11.89%	11.89%
6	11.89%	11.89%	11.89%	11.89%
7	11.89%	11.89%	11.89%	11.89%
8	11.89%	11.89%	11.89%	11.89%
9	11.89%	11.89%	11.89%	11.89%
10	11.89%	11.89%	11.89%	11.89%
11	11.89%	11.89%	11.89%	11.89%
12	11.89%	11.89%	11.89%	11.89%
13	11.89%	11.89%	11.89%	11.89%
14	11.89%	11.89%	11.89%	11.89%
15	11.89%	11.89%	11.89%	11.89%
16	11.89%	11.89%	11.89%	11.89%
17	11.89%	11.89%	11.89%	11.89%
18	11.89%	11.89%	11.89%	11.89%
19	11.89%	11.89%	11.89%	11.89%
20	11.89%	11.89%	11.89%	11.89%
21	11.89%	11.89%	11.89%	11.89%
22	11.89%	11.89%	11.89%	11.89%
23	11.89%	11.89%	11.89%	11.89%
24	11.89%	11.89%	11.89%	11.89%
25	11.89%	11.89%	11.89%	11.89%
26	11.89%	11.89%	11.89%	11.89%
27	11.89%	11.89%	11.89%	11.89%
28	11.89%	11.89%	11.89%	11.89%
29	11.89%	11.89%	11.89%	11.89%
30	11.89%	11.89%	11.89%	11.89%
31	11.89%	11.89%	11.89%	11.89%
32	11.89%	11.89%	11.89%	11.89%
33	11.89%	11.89%	11.89%	11.89%
34	11.89%	11.89%	11.89%	11.89%
35	11.89%	11.89%	11.89%	11.89%
36	11.89%	11.89%	11.89%	11.89%

The Net Funds Cap here is adjusted to reflect an estimated 12 basis point fee for the certificate guaranty insurance policy.

Statistical Collateral Summary – Total Pool

All information is approximate and is based off of scheduled balances as of the 4/01/02 cutoff date. The final numbers will be found in the prospectus supplement.

		Min	Max
Total Number of Loans	10,770		
Total Outstanding Loan Balance	$ 451,268,662		
Average Loan Current Balance	$ 41,901	$313	$400,000
Weighted Average Combined LTV	95.10%	9.14%	100.00%
Weighted Average Coupon	12.51%	6.00%	16.00%
Weighted Average FICO (Non-Zero)	675		
Weighted Average Age (Months)	3		
% Prepayment Penalties	55.85%		
% Second Liens	100.00%		

		Loan Count	Balance	%
Current Rate	5.501 - 6.000	1	12,361.34	0.00
	7.001 - 7.500	9	329,280.88	0.07
	7.501 - 8.000	43	1,382,936.92	0.31
	8.001 - 8.500	128	4,115,636.66	0.91
	8.501 - 9.000	289	10,065,195.01	2.23
	9.001 - 9.500	204	9,278,281.91	2.06
	9.501 - 10.000	283	15,589,852.41	3.45
	10.001 - 10.500	273	14,850,873.50	3.29
	10.501 - 11.000	950	51,609,551.97	11.44
	11.001 - 11.500	744	36,689,267.39	8.13
	11.501 - 12.000	834	36,731,790.71	8.14
	12.001 - 12.500	918	39,643,312.95	8.78
	12.501 - 13.000	1,055	42,738,112.11	9.47
	13.001 - 13.500	1,097	42,954,034.62	9.52
	13.501 - 14.000	1,253	39,757,995.81	8.81
	14.001 - 14.500	2,395	95,612,151.68	21.19
	14.501 - 15.000	243	7,897,173.35	1.75
	15.001 - 15.500	43	1,583,672.15	0.35
	15.501 - 16.000	8	427,180.85	0.09
	Total:	**10,770**	**451,268,662.22**	**100.00**
FICO	Not Available	43	1,606,346.39	0.36
	501 - 525	2	39,182.96	0.01
	526 - 550	9	227,342.00	0.05
	551 - 575	210	3,413,095.49	0.76
	576 - 600	321	6,905,467.28	1.53
	601 - 625	1,501	46,635,836.53	10.33
	626 - 650	2,404	97,941,473.37	21.70
	651 - 675	2,123	95,330,241.86	21.12
	676 - 700	1,542	74,787,640.19	16.57
	701 - 725	1,102	52,678,804.07	11.67
	726 - 750	796	39,057,704.49	8.66
	751 - 775	475	21,890,229.65	4.85
	776 - 800	219	9,781,069.76	2.17

	801 - 825	23	974,228.18	0.22
	Total:	**10,770**	**451,268,662.22**	**100.00**
Scheduled Balance	0.01 - 25,000.00	3,630	60,710,099.74	13.45
	25,000.01 - 50,000.00	4,311	154,691,566.37	34.28
	50,000.01 - 75,000.00	1,792	109,012,093.29	24.16
	75,000.01 - 100,000.00	568	49,230,861.40	10.91
	100,000.01 - 125,000.00	206	23,129,265.47	5.13
	125,000.01 - 150,000.00	100	14,057,549.71	3.12
	150,000.01 - 175,000.00	40	6,523,449.54	1.45
	175,000.01 - 200,000.00	29	5,585,829.39	1.24
	200,000.01 - 225,000.00	22	4,668,840.93	1.03
	225,000.01 - 250,000.00	14	3,433,886.47	0.76
	250,000.01 - 275,000.00	5	1,323,929.51	0.29
	275,000.01 - 300,000.00	11	3,245,117.52	0.72
	300,000.01 - 325,000.00	7	2,214,889.42	0.49
	325,000.01 - 350,000.00	6	2,045,317.72	0.45
	350,000.01 - 375,000.00	5	1,835,496.83	0.41
	375,000.01 - 400,000.00	24	9,560,468.91	2.12
	Total:	**10,770**	**451,268,662.22**	**100.00**
Combined LTV	0.001 - 10.000	1	79,603.40	0.02
	10.001 - 20.000	7	423,031.52	0.09
	20.001 - 30.000	7	416,436.09	0.09
	30.001 - 40.000	6	552,684.42	0.12
	40.001 - 50.000	13	773,719.19	0.17
	50.001 - 60.000	26	2,596,831.46	0.58
	60.001 - 70.000	56	5,533,165.95	1.23
	70.001 - 80.000	240	24,662,774.30	5.47
	80.001 - 90.000	1,572	67,410,013.47	14.94
	90.001 - 100.000	8,842	348,820,402.42	77.30
	Total:	**10,770**	**451,268,662.22**	**100.00**
Documentation Type	Full Documentation	6,351	223,433,937.19	49.51
	Alternative Documentation	1	84,390.63	0.02
	Reduced Documentation	1,132	54,870,750.67	12.16
	No Ratio	294	18,274,566.28	4.05
	No Income/ No Asset	1,121	64,573,111.34	14.31
	Stated Income / Stated Assets	1,871	90,031,906.11	19.95
	Total:	**10,770**	**451,268,662.22**	**100.00**
Occupancy Status	Primary	9,865	420,946,351.87	93.38
	Second Home	90	4,490,955.78	1.12
	Investment	815	25,831,354.57	5.50
	Total:	**10,770**	**451,268,662.22**	**100.00**
State	California	4,172	231,895,464.56	51.39
	Florida	722	23,063,880.57	5.11
	New York	302	15,921,891.37	3.53

	Colorado	291	13,847,228.33	3.07
	Washington	306	12,305,903.51	2.73
	Texas	419	12,289,347.46	2.72
State (cont.)	Arizona	375	11,424,695.81	2.53
	Massachusetts	247	10,612,210.80	2.35
	Georgia	283	9,782,508.35	2.17
	Illinois	312	8,798,259.52	1.95
	Virginia	258	8,723,337.46	1.93
	Oregon	255	8,497,392.44	1.88
	New Jersey	203	7,905,123.82	1.75
	Nevada	204	7,414,794.56	1.64
	Maryland	189	7,375,802.61	1.63
	Other	2,232	61,410,821.05	13.61
	Total:	**10,770**	**451,268,662.22**	**100.00**
Purpose	Purchase	8,308	330,292,719.37	73.19
	Refi Cashout	1,913	100,318,940.94	22.23
	Refi R/T	438	18,161,285.13	4.02
	Home Improvement	5	76,251.69	0.02
	Debt Consolidation	103	2,289,725.47	0.51
	Construction/Permanent	3	129,739.62	0.03
	Total:	**10,770**	**451,268,662.22**	**100.00**
Product Type	Fixed Rate	10,7706	451,268,662.22	100.00
	Total:	**10,770**	**451,268,662.22**	**100.00**
Property Type	Single Family Residence	7,579	311,567,077.94	69.04
	Planned Unit Development	1,438	71,294,184.91	15.80
	2-4 Family	976	40,746,066.51	9.03
	Condominium	725	26,245,067.52	5.82
	Cooperative	11	470,622.11	0.10
	Manufactured Housing	10	139,641.26	0.03
	Townhouse/Rowhouse	31	806,001.97	0.18
	Total:	**10,770**	**451,268,662.22**	**100.00**
Lien Position	Second Lien	10,770	451,268,662.22	100.00
	Total:	**10,770**	**451,268,662.22**	**100.00**

vs fwd curve, 100 PPC, 0 advancing, 6 month lag, to call, 100% severity
assumes deal never steps down

	breakeven CDR	Collat Loss %
BBB	5.41	19.7
A	6.35	22.47
AA	9.22	30.17

fwd + 300 CDR	Collat Loss %
3.41	13.2

fwd + 100 CDR	Collat Loss %
4.76	17.7

fwd + 200 CDR	Collat Loss %
4.76	17.7

Assumptions: Start LIBOR 1.9254%

	Coupon	FSA	Size
A-1	5.75	0.12	39.75
A-2	33	0.12	39.75
M-1	110		9
M-2	195		8
B	300		3.5

Collat NWAC
12.0087